UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 5441

763-577-2700

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Investment Plan (FKA IMC Global Inc. Profit Sharing and Savings Plan) (the Plan) as of December 31, 2005 and 2004 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 29, 2006

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Interest in Master Trust Fund	$—	$62,767,285
Investments, at fair value	293,731,554	150,624,062
Receivables:
Participant contributions	56,763	—
Employer contributions	11,150,064	6,901,983

Total receivables	11,206,827	6,901,983

Net assets available for benefits	$304,938,381	$220,293,330

See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Interest and dividends	$8,099,550	$2,461,740
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	8,233,144	8,250,253
Common collective trust funds	1,473,819	2,091,685
IMC Global Inc. common stock	—	7,855,861
The Mosaic Company common stock	(2,537,213)	2,136,430
Income from Master Trust Fund	—	2,813,678

Total investment income	15,269,300	25,609,647

Contributions:
Participants	15,887,828	7,855,447
Employer	16,514,930	10,614,259

Total contributions	32,402,758	18,469,706
Fidelity plan expense rebate	—	56,623
Net transfers from other plans	61,693,878	36,433
Other	17,033	—

Total additions	109,382,969	44,172,409

Deductions:
Benefits paid	24,495,629	18,639,409
Asset transfers out	188,225	—
Administrative fees	54,064	10,527

Total deductions	24,737,918	18,649,936

Net increase	84,645,051	25,522,473
Net assets available for benefits:
Beginning of year	220,293,330	194,770,857

End of year	$304,938,381	$220,293,330

See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Mosaic Investment Plan (FKA IMC Global Inc. Profit Sharing and Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on March 1, 1988. The Plan is a defined-contribution plan maintained by The Mosaic Company (the Company) for eligible U.S. salaried and nonunion hourly employees. Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2005, the Plan was renamed the Mosaic Investment Plan and participants’ Plan assets were transferred from Putnam Fiduciary Trust Company to Vanguard Fiduciary Trust Company, whereupon some investment options changed. Vanguard Fiduciary Trust Company became the new service provider and trustee for the Mosaic Investment Plan.

(b)	Background

Effective January 1, 1998, the Company added a profit-sharing provision to the Plan. The Plan became the primary retirement vehicle for all employees not covered by a collective bargaining agreement who were either: (1) not participants in a Company-sponsored qualified defined benefit pension plan or (2) hired on or after January 1, 1998. Employees who were participants in the qualified defined-benefit pension plan as of December 31, 1997 were given the option of remaining in such plan or becoming a participant in the profit-sharing feature of this Plan effective January 1, 1998.

Effective January 1, 2003, certain participants in the qualified defined-benefit pension plan who elected, or were deemed to have elected prior to January 1, 1998, to remain in the qualified defined-benefit pension plan or become a participant in this Plan commenced participation in the profit-sharing feature of this Plan.

Effective January 1, 2005, a portion of the Cargill Partnership Plan assets which covered certain employees of Cargill, Incorporated and its affiliates who were employed with The Mosaic Company were spun off into this Plan. The net assets transferred into the plan during 2005 were $61,693,878.

(c)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 80% of participants’ eligible pay [subject to Internal Revenue Service (IRS) limits] in before-tax dollars, after-tax dollars, or a combination of both. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2005 and 2004

Revenue Code (IRC). For the years ended December 31, 2005 and 2004, the Company matched up to 6% of a participant’s eligible pay as follows: $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant’s eligible pay and $0.50 for every $1 that a participant contributes to the Plan on the next 3% of a participant’s eligible pay. The Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing or Company matching contributions initially deposited to the Mosaic Stock Fund may be in the form of cash or shares of The Mosaic Company common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company contributions and (b) Plan earnings and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

(f)	Investment Programs

In 2004, the Plan’s investments were administered by Putnam Fiduciary Trust Company. Effective January 1, 2005, the Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among eleven investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(g)	Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used first to restore profit-sharing accounts for re-employed employees who are entitled to have forfeitures restored and are then used to offset Company profit-sharing contributions. In 2005, employer contributions were reduced by $141,066 from forfeited nonvested accounts. In 2004, employer contributions were reduced by $396,390 from forfeited nonvested accounts.

In the event a former IMC employee who directly transferred to The Mosaic Company is involuntarily terminated from employment other than for cause within 24 months of the October 22, 2004 business combination between IMC Global Inc. and Cargill’s Crop Nutrition Business unit, the employee shall become 100% vested in his/her profit sharing account. In the event an employee voluntarily terminates employment or is terminated for cause and he/she has not met the Plan’s vesting requirement, the employee’s profit sharing account will be forfeited.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2005 and 2004

(h)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may: (1) receive their distribution in a lump sum, (2) defer their lump sum payment to a later date but no later than age 70 1/2, or (3) receive annual installment payments for up to 10 years beginning immediately or at a later date. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if: the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(i)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest that will be charged for both general purpose and residential loans is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

(j)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of master trust, mutual, and common collective trust funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust Fund is allocated monthly to each participating plan based on the ratio of each plan’s equity to the total equity of all participating plans prior to the allocations.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2005 and 2004

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Reclassifications

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

(3)	Investment in Master Trust Fund

As of December 31, 2004 and prior, assets of the Stable Value Fund (Master Trust Fund) were shared by one other Mosaic 401(k) plan. The Plan held approximately an 87% interest in the Stable Value Fund at December 31, 2004.

The equitable shares in the Stable Value Fund of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the Stable Value Fund as of December 31, 2004 were as follows:

2004
Putnam Stable Value Fund	$71,578,525
Guaranteed Investment Contracts:
Rabobank Nederland	274,487

Net assets	$71,853,012

Net earnings in the Stable Value Fund for the year ended December 31, 2004 were $3,218,394.

With the January 1, 2005 transition of plan assets from Putnam Fiduciary Trust Company to Vanguard Fiduciary Trust Company, the Stable Value Fund was transferred into a common collective trust, the Vanguard Retirement Savings Trust.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2005	2004
Mutual funds:
Vanguard 500 Index Inv	$35,603,212	$—
Vanguard PRIMECAP Fund	41,413,494	—
Vanguard Total Int’l Stock Inx	17,782,598	—
Vanguard Windsor II Fund	42,582,433	—
T. Rowe Price Small Cap Stock	21,267,383	15,283,667
Fidelity Magellan Fund	—	19,253,697
Putnam Equity Income Fund	—	26,383,696
Putnam Asset Allocation – Balanced Portfolio	—	10,709,185

Common collective trust funds:
Vanguard Retirement Savings Trust	68,231,875	—
Putnam S&P 500 Index Fund	—	18,038,688

The Mosaic Company common stock	25,174,679	25,928,929

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and is tax-exempt.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$304,938,381	$220,293,330
Deemed distributions of participant loans	—	(167,729)

Net assets available for benefits per the Form 5500	$304,938,381	$220,125,601

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2005 and 2004

	Year ended December 31,
	2005	2004
Benefits paid to participants per the financial statements	$24,495,629	$18,639,409
Deemed distribution of participant loans at December 31, 2004	(167,729)	167,729
Deemed distribution of participant loans at December 31, 2003	—	(162,541)

Benefits paid to participants per the Form 5500	$24,327,900	$18,644,597

Deemed distributions are recorded on the Form 5500 but are not reflected on the financial statements.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets are invested in the common stock of The Mosaic Company. The underlying value of The Mosaic Company common stock is entirely dependent upon the performance of The Mosaic Company and the market’s evaluation of such performance.

SUPPLEMENTAL SCHEDULE

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2005

Identity of party involved	Relationship to plan	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
Hersey, Michigan employees	Participants	401k deduction on a bonus payment to 32 Hersey employees was not sent to Vanguard. Interest rate of 6.9%.	$9,921.06	$783.45

It was noted that there were unintentional delays by the Company in submitting 2005 employee deferrals in the amount of $9,137.61 to the trustee. In June 2006, the participants were restored to the position they would have been in if the delay had not occurred (including lost earnings and interest in the amount of $783.45). The Mosaic Company is in the process of submitting Form 5330 to pay the excise taxes on the delayed contributions.

See accompanying report of independent registered public accounting firm.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer	Description	Number of shares	Current value
PIMCO	PIMCO Total Return Bond	1,442,441	$15,145,628

T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock	648,198	21,267,383

Vanguard Fiduciary Trust Company*	Vanguard 500 Index Inv	309,809	35,603,212
	Vanguard LifeSt Conserv Growth	175,076	2,711,927
	Vanguard LifeSt Growth Fund	273,548	5,744,501
	Vanguard LifeSt Mod Growth	733,595	13,549,508
	Vanguard PRIMECAP Fund	634,106	41,413,494
	Vanguard Total Int’l Stock Inx	1,246,153	17,782,598
	Vanguard Windsor II Fund	1,359,158	42,582,433
	Vanguard Retirement Savings Trust	68,231,875	68,231,875

The Mosaic Company*	Mosaic Stock Fund	1,720,757	25,174,679

Loans to participants*	Varying maturities with interest rates ranging from 5% to 10.5%		4,524,316

			$293,731,554

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee of The Mosaic Company and on the dates indicated.

Signature	Title	Date
/s/ Norman B. Beug Norman B. Beug	Member, Employee Benefits Committee	June 29, 2006

/s/ Kevin F. Brindley Kevin F. Brindley	Member, Employee Benefits Committee	June 29, 2006

/s/ Richard L. Mack Richard L. Mack	Member, Employee Benefits Committee	June 29, 2006

/s/ Steven L. Pinney Steven L. Pinney	Member, Employee Benefits Committee	June 29, 2006

/s/ Lawrence W. Stranghoener Lawrence W. Stranghoener	Member, Employee Benefits Committee	June 29, 2006

/s/ David W. Wessling David W. Wessling	Member, Employee Benefits Committee	June 29, 2006

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1